FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
9-1-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, 2002

P.T. TRI POLYTA INDONESIA Tbk.
Wisma Barito Pacific Tower A, 6th & 9th Floor
Jl. Letjen. S. Parman Kav. 62 - 63
Jakarta 11410, Indonesia

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F)

Form 20-F xxx Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No xxx

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

On November 4, 1998, the Registrant released its financial results for the third quarter of 1998. Attached hereto is a copy of the announcement.

Attached is the public advertisement informing the shareholders of the Registrant of an Extraordinary General Meeting of the Shareholders. Also attached is a summary of the Registrants consolidated financial results as of 30 June 2002, and a comparison of same with the same period in the previous year.

P.T. TRI POLYTA INDONESIA Tbk.
Domiciled in Jakarta

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of **P.T. Tri Polyta Indonesia Tbk. (the "Company")** are hereby invited to attend **Extraordinary General Meeting of Shareholders of the Company (the "Meeting")**, which will be convened on:

Day / Date	:	**Friday, September 27, 2002**
Time	:	**3.00 p.m. West Indonesian Time**
Place	:	**Jahe Room, Menara Peninsula Hotel Jl. Letjen. S. Parman Kav. 78 Jakarta 11410**

With the following agenda:

1. Approval of the Independent Shareholders regarding conflict of interest on the transactions between the Company and PT. Chandra Asri for Propylene Supply Agreement and Jetty Rental.
2. Changes of members of the Board of Commissioners, Board of Directors and determination of Independent Commissioners of the Company.

Notes Regarding the Meeting:

1. The Company will not submit or send any other invitation to the Shareholders and in accordance with article 21 paragraphs 3 of the Articles of Association of the Company, this notice is considered as invitation.
2. Shareholders who are entitled to attend or be represented in the Meeting are:
   a. For Shareholders whose shares are not registered in the Collective Custody, shall be the Shareholders whose names are registered in the Register of Shareholders of the Company on **September 11, 2002 as of 4.00 p.m. West Indonesian Time.**
   b. For Shareholders whose shares are registered in the Collective Custody, shall be the account holders or his/her attorney-in-fact whose names are registered in the Register of Shareholders of the Company on **September 11, 2002 as of 4.00 p.m. West Indonesian Time.**
3. The account holders of Indonesian Central Securities Depository shares under collective custody are requested to submit Register of Shareholders to the KSEI to obtain written confirmation for the Meeting ("KTUR")
   The Shareholders or their attorneys-in-fact who will attend the Meeting are requested to submit Photostatic copy (ies) of their collective shares certificate(s) and valid identification card ("KTP") or other personal identification cards before entering the Meeting room. Shareholders, whose shares are registered in the collective custody of PT. KSEI, must also present written confirmation for the Meeting (KTUR) available from the custodian bank or securities company.
4. Shareholders in the form of Legal Entity (ies) are requested to submit Photostatic copy (ies) of their Articles of Association and the last deed of the latest Board of Commissioners and Board of Directors.
5. a. Shareholders who are unable to attend the Meeting can appoint attorneys-in-fact by signing power of attorney with the form and contents approved by Board of Directors. Members of the Board of Directors and Board of Commissioners as well as employees of the Company shall not be allowed to act as the attorney-in-fact of a Shareholder in the Meeting.
   b. Power of attorney forms can be obtained during office hours at:

   CORPORATE SECRETARY AND LEGAL COUNSEL
   PT. Tri Polyta Indonesia Tbk.
   Wisma Barito Pacific Tower A, 6th & 9th Floor
   Jl. Letjen. S. Parman Kav. 62 - 63, Jakarta 11410
   Attn.: M. Jaya / Chandra

   c. All duly signed power of attorney forms must be received by the Company at the address listed in 5.b. at the latest **September 23, 2002, 4.00 p.m. West Indonesian Time.**
6. In order to facilitate an orderly Meeting, Shareholders or their attorneys-in-fact are kindly requested to be present in the Meeting room by 2.30 p.m. West Indonesian Time.

Jakarta, September 12, 2002
THE BOARD OF DIRECTORS
P.T. TRI POLYTA INDONESIA Tbk.

Jakarta Post - September 12 2002

PT. TRI POLYTA INDONESIA Tbk. and SUBSIDIARY

Head Office : Wisma Barito Pacific Tower A Tower 6th & 9th Floor, Jl. Let. Jend. S. Parman Kav 62-63 Jakarta 11410 Telp. (021) 53660600 Fax : (021) 53660606
Plant : Jl. Raya Anyer Km. 123, Ciwandan, Cilegon, Serang, Banten 42447 Telp : (0254) 601066 Fax : (0254) 601081

CONSOLIDATED BALANCE SHEETS

As of June 30, 2002 and 2001

(Expressed in millions of Rupiah, unless otherwise stated)

ASSETS	2002	2001
Current assets		
Cash and cash equivalents	540,705	977,309
Trade receivables - net of allowance for doubtful accounts of Rp 9,637 and Rp 9,078 as of June 30, 2002 and 2001, respectively		
- Third parties	144,261	123,693
- Related parties	36,833	38,259
Due from related parties	21,535	22,230
Inventories	236,394	123,090
Prepaid taxes	22,024	12,966
Other current assets	117,658	184,631
Total current assets	1,119,410	1,482,178
Time Deposits	-	274,560
Property, plant and equipment - net of accumulated depreciation of Rp 43,084 and Rp 237,820 as of June 30, 2002 and 2001, respectively	1,038,654	1,235,964
Other assets	2,268	1,792
TOTAL ASSETS	2,160,332	2,994,494

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	2002	2001
Current liabilities		
Trade payables		
- Third parties	54,143	88,635
- Related party	259,776	676,883
Taxes payable	100,378	82,734
Royalty payable	119,360	141,129
Interest payable	764,919	639,564
Secured notes	1,615,050	2,105,675
Other current liabilities	36,765	59,952
Total current liabilities	2,950,391	3,794,572
Deferred tax liabilities - net	104,397	179,010
Total liabilities	3,054,788	3,973,582
Shareholders' equity (deficiency)		
Share capital - par value Rp 1,000 per share; Authorized capital - 1,030,000,000 shares; Issued and fully paid up - 257,500,000 shares	257,500	257,500
Additional paid-in capital	263,531	263,531
Property, plant and equipment revaluation reserve	377,557	525,553
Statutory reserve	1,000	1,000
Accumulated losses	(1,794,044)	(2,026,672)
Total shareholders' equity (deficiency)	(894,456)	(979,088)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	2,160,332	2,994,494

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

Six months ended June 30, 2002 and 2001

(Expressed in millions of Rupiah, unless otherwise stated)

	2002	2001
Net sales		
- Third parties	749,308	882,5
- Related parties	60,870	81,4
	810,178	964,0
Cost of goods sold		
- Third parties	322,932	395,7
- Related parties	438,732	498,4
	761,664	894,2
Gross profit	48,514	69,7
Operating expenses		
- Selling	20,365	16,9
- General and administration	33,258	31,4
Total operating expenses	53,623	48,4
Income (loss) from operations	(5,109)	21,3
Other income (expenses)		
Interest income	9,792	23,5
Foreign exchange gain (loss) - net	379,101	(388,4
Gain (loss) on sale of property, plant and equipment	61	3,3
Interest expense and other financing charges	(136,294)	(126,7
Amortization of debt issuance costs	-	(1,0
Rental income from related party	19,141	11,2
Miscellaneous	60,028	19,1
Other income (expenses) - net	331,829	(459,1
Profit (loss) before income tax	326,720	(437,8
Deferred corporate income tax	(7,442)	(33,5
Net profit (loss)	319,278	(471,3
Basic and diluted profit (loss) per share (in whole Rupiah)	1,240	(1,8

Notes:

- The Consolidated Financial Statements for the six months ended June 30, 2002 and 2001 were unaudited.
- Exchange rates as of June 30, 2002 and 2001 were Rp 8,730 (in whole Rupiah) to US$1 and Rp 11,440 (in whole Rupiah) to US$1 .
  Exchange rates as of December 31, 2001 and 2000, were Rp 10,400 (in whole Rupiah) to US$1 and Rp 9,595 (in whole Rupiah) to US$1

Jakarta, August 30, 2002
PT TRI POLYTA INDONESIA Tbk.
S E & O
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.T. TRI POLYTA INDONESIA Tbk.

By ______________________
Peter Yong
Assistant CEO

Date: 23 September 2002

(L-6k-001.doc)